UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 05 February 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Issued by Harmony Gold
Mining Company Limited

5 February 2014

For more details contact:
Russell and Associates
Charmane Russell and/or
James Duncan
Tel:
+27 (0)11 880 3924
Mobile:
+27 (0) 82 318 9855

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Sponsor:
J.P. Morgan Equities South
Africa Proprietary Limited
Fire underground at Doornkop mine
Johannesburg: Wednesday, 5 February 2014: Harmony Gold Mining Company
Limited (Harmony) advises that an underground fire has broken out at the Doornkop gold mine, west of Johannesburg, Gauteng Province. Contact has been made with eight employees in a refuge bay; efforts continue to reach these employees and to establish the whereabouts of a further nine employees who are currently unaccounted for.

The fire was reported to have occurred in a stope adjacent to 192 level haulage (some
1 733 m underground) at around 18:00 on Tuesday, 4 February 2014. Rescue teams were immediately dispatched underground, but access to the affected area is being hampered by smoke and a subsequent fall of ground.

Operations at the mine have been suspended.

Further updates will be provided as these become available.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 05, February 2014
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name:   Frank Abbott
Title:     Financial Director